Exhibit 4.4

RIO TINTO LIMITED

RULES OF THE RIO TINTO LIMITED

EQUITY INCENTIVE PLAN 2018

Approved by the Board of Directors:	6 February 2018
Shareholders’ Approval:	2 May 2018
Expiry Date:	1 May 2028

Linklaters LLP One Silk Street London EC2Y 8HQ

Telephone (+44) 20 7456 2000

Ref 01/140

Table of Contents

Contents		Page

1	Introduction	1

2	Definitions	1

3	Granting Awards	4

4	Documentation of Awards	6

5	Before Vesting	6

6	Vesting	7

7	Retention Period	9

8	Leaving employment	11

9	Suspension	13

10	Malus	13

11	Clawback	15

12	Vesting in connection with relocation	17

13	Takeovers and other corporate events	17

14	Changing the Plan	20

15	Tax	20

16	Limits on newly issued and treasury shares	21

17	General	21

Schedule 1		25

Schedule 2		26

i

1	Introduction

The Plan allows for the grant of Awards in the form of:

-	Conditional Awards - Awards under which the Participant receives Shares for free automatically to the extent the Award Vests;
-	Options - Awards under which the Participant can acquire Shares, to the extent their Award has Vested, at a price (which may be zero) set when the Option is granted; or
-	Forfeitable Shares - Awards under which the Participant receives free Shares on grant which are subject to a requirement that the Participant gives the Shares back to the extent the Award lapses.

Conditional Awards and Options can also be granted on the basis that they will only ever be satisfied with a cash payment equal to the value of the Shares to which the Participant would otherwise be entitled (less any Option Price).

Awards will Vest over a period set by the Directors for each Award and Vesting or grant may be subject to Performance Conditions or other conditions.

After Vesting, Awards may also be subject to a Retention Period.

This introduction does not form part of the rules.

2	Definitions

In these rules:

“Acquiring Company” means a person who has or obtains Control of the Company;

“Additional Shares” has the meaning set out in rule 6.3;

“Associated Body Corporate” means;

(i)	a body corporate that is a related body corporate of the Company within the meaning of Section 50 of the Corporations Act;
(ii)	a body corporate that has Voting Power in the Company of not less than 20%; or
(iii)	a body corporate in which the Company has Voting Power of not less than 20%;

“Award” means a Conditional Award, Forfeitable Shares or an Option;

“Award Date” means the date on which an Award is granted under rule 4;

"Australian Securities Exchange" means the financial market operated by ASX Limited or any successor;

“Bonus Deferral Award” means a Time-based Award which is granted to the Participant in lieu of bonus which he might otherwise have been paid in cash and which is designated as such by the Directors under rule 3.3.2;

“Business Day” means a day on which the Australian Securities Exchange is open for the transaction of business;

“Company” means Rio Tinto Limited;

“Conditional Award” means a conditional right to acquire Shares for free granted under the Plan;

“Consideration Point” means the earlier of:

(i)	such time as the Directors considers that the outcome and/or significance of any internal or external investigation, actions or other events or circumstances is fully understood;
(ii)	any date on which Vesting would otherwise occur under rules 13.1 (Takeover) or 13.3 (Demerger or other corporate event); and
(iii)	such earlier time which the Directors may in its absolute discretion determine but not later than the fifth anniversary of the date on which the Award would have Vested but for the postponement of such Vesting under rule 9 (Suspension);

“Control” has the meaning given to it in Section 50AA of the Corporations Act;

“Corporate Event” means, in relation to the Company:

(i)	any demerger, delisting, distribution (other than an ordinary dividend) or other transaction, which, in the opinion of the Directors, might affect the current or future value of Shares; or
(ii)	any reverse takeover (not being a change in Control of the Company), merger by way of a dual listed company or other significant corporate event, as determined by the Directors;

"Corporations Act” means the Corporations Act 2001 (Cth) in force from time to time in Australia;

“Dealing Restrictions” means any restriction on dealing in securities, including the grant of an Award or the vesting of an Award, imposed by regulation, statute, order, directive, the rules of any stock or securities exchange on which Shares are listed or any code adopted by the Company as varied from time to time;

“Detrimental Activity” means, as established to the satisfaction of the Directors, and without the prior written consent of the Company, the Participant being in breach of any applicable restrictions on competition, solicitation or the use of confidential information (whether arising out of the Participant’s employment contract, their termination arrangements or any internal policies);

“Directors” means, subject to rule 13.5, the remuneration committee of the board of directors of the Company or any other committee comprised of non-executive directors of the board of the Company or any other person to whom any such committee has delegated any of its functions under these rules;

“Dividend Equivalent” means a conditional entitlement to an amount linked to Dividends;

“Dividends” in relation to a particular Award, means dividends on Shares (excluding any non-ordinary dividend which the Directors determine should be excluded) the record date for which was within the period between the Award Date and the day before the date on which those Shares are registered in the name of the relevant Participant (both dates inclusive);

“Exco” means the executive committee of the Company;

“Final Lapse Date” means the latest date on which an Option will lapse which will be the date set by the Directors under rule 3.3.8 or, if no date is set, the date 10 years after the Award Date;

“Forfeitable Share Agreement” means the agreement referred to in the Schedule 1 to these rules;

“Forfeitable Shares” means Shares held in the name of or for the benefit of a Participant subject to the Forfeitable Share Agreement;

“Grantor” means the Company or any other entity which grants or has agreed with the Company to satisfy an Award under the Plan;

“Group” means:

(i)	the Company;
(ii)	the Subsidiaries; and
(iii)	any Associated Body Corporate that is so designated by the Directors for some or all purposes of the Plan,

and “Member of the Group” shall be construed accordingly;

“Option” means a conditional right to acquire Shares by the exercise of that right granted under the Plan;

“Option Price” means the amount (which may be zero) payable on the exercise of an Option set by the Directors under rule 3.3.8;

“Owned Shares” means Shares subject to a Retention Period which are transferred or issued into the beneficial ownership of the Participant as set out in rule 7.1.1(i);

“Participant” means a person who holds, or who has held, an Award or their personal representatives;

“Performance Condition” means any condition linked to performance imposed under rule 3.3.5;

“Performance-based Award” means an Award as so designated by the Directors under rule 3.3.2;

“Plan” means these rules known as “The Rio Tinto Limited Equity Incentive Plan 2018”, as changed from time to time;

“Retention Period” means the period after Vesting during which a Participant is required to retain their Shares as set out in rule 7;

“Retention Shares” means any Vested Shares and any Additional Shares which the Participant is required to retain during the Retention Period;

“Review Period” means, in relation to a particular Award, a period of two years following the Vesting of that Award except where rule 11.2.5 applies;

“Rio Tinto Group” means each Member of the Group and Rio Tinto plc and its subsidiaries;

“Shares” means fully paid ordinary shares the Company;

“Subsidiary” means a body corporate in which is a subsidiary of the Company within the meaning of Section 46 of the Corporations Act;

“Time-based Award” means an Award as so designated by the Directors under rule 3.3.2;

“Vesting”, subject to the rules:

(i)	in relation to Conditional Awards, means a Participant becoming entitled to have the Shares (or cash if rule 6.4 applies) transferred to them;
(ii)	in relation to an Option, means an Option becoming exercisable; and
(iii)	in relation to Forfeitable Shares, means the restrictions set out in the Forfeitable Share Agreement ceasing to have effect as described in rule 6.2.3,

and “Vest” and “Vested” shall be construed accordingly; and

“Vesting Date” means the date set for Vesting of an Award under rule 3.3.6; and

"Voting Power" has the meaning given to it by Section 610 of the Corporations Act.

If there is any conflict between two provisions in these rules under which an Award will lapse, the one which gives rise to the earlier lapse will prevail.

3	Granting Awards
3.1	Eligibility

The Grantor may select any employee of a Member of the Group to be granted an Award.

3.2	Timing of Awards

Awards may only be granted within 42 days starting on any of the following:

3.2.1	the date of shareholder approval of the Plan;
3.2.2	the day after the announcement of the Company’s results;
3.2.3	any day on which the Directors resolves that exceptional circumstances exist which justify the grant of Awards;
3.2.4	any day on which changes to the legislation or regulations affecting share plans are announced, effected or made; or
3.2.5	the lifting of Dealing Restrictions which prevented the granting of Awards during any period specified above.

No Awards may be granted after 1 May 2028 or such earlier date as the Directors may specify.

3.3	Terms set at grant

When granting an Award, the Directors will set the following terms:

3.3.1	whether the Award will take the form of:
(i)	a Conditional Award;
(ii)	an Option;
(iii)	Forfeitable Shares; or

(iv)	a combination of these;
3.3.2	where relevant, designate an Award as a Bonus Deferral Award, Time-based Award or a Performance-based Award;
3.3.3	whether the Vesting of a Time-based Award will be subject to a Performance Condition;
3.3.4	subject to rule 3.5, the number of Shares subject to the Award or how that number will be determined;
3.3.5	the terms of any Performance Condition or other condition set under rule 3.4;
3.3.6	one or more Vesting Dates (unless specified in a Performance Condition) and, if there is more than one, the proportion of the Award which can Vest on each one (or how that will be determined);
3.3.7	whether or not a Retention Period will apply and, if so, when it will normally end and how the number of Retention Shares will be determined;
3.3.8	in the case of an Option:
(i)	the Option Price; and;
(ii)	the Final Lapse Date which will not be more than 10 years after the Award Date; and
3.3.9	any other terms or conditions of the Award.
3.4	Performance Conditions

The Directors may decide that Vesting of an Award will be conditional:

3.4.1	on the satisfaction of one or more conditions set by the Directors on grant linked to the performance of the Company, the Participant and/or any business unit or Member of the Group; and/or
3.4.2	any other condition or conditions set by the Directors,

which, in either case, may provide that the Award will lapse to the extent that it is not satisfied.

The Directors may amend a Performance Condition in accordance with its terms or if anything happens which causes the Directors reasonably to consider the amended Performance Condition would be a fairer measure of performance. The Directors may waive or change any other condition in such manner as it sees fit.

3.5	Size of Awards
3.5.1	An Award to be granted to a director of the Company will not exceed any applicable maximum set out in the Company’s directors’ remuneration policy approved by the Company’s shareholders;
3.5.2	The number of Shares subject to a Deferred Bonus Award will be determined on the basis set out in the relevant short term incentive plan and in accordance with any relevant remuneration policy.

3.6	No payment for an Award

A Participant is not required to pay for the grant of an Award.

4	Documentation of Awards
4.1	Conditional Awards and Options

An Award (other than an Award of Forfeitable Shares) will be granted by a Directors’ resolution.

4.2	Forfeitable Shares

Where an Award takes the form of Forfeitable Shares, the procedure set out in the Schedule 1 to this Plan will apply.

5	Before Vesting
5.1	Voting and dividends
5.1.1

A Participant is not entitled to vote, to receive dividends or to have any other rights of a shareholder in respect of Shares subject to an Option or a Conditional Award until the Shares are issued or transferred to the Participant.

5.1.2	Except to the extent specified in the Forfeitable Share Agreement, a Participant will have all rights of a shareholder in respect of Forfeitable Shares until the Award lapses.
5.2	Transfer

A Participant may not transfer, assign, charge or otherwise dispose of an Award or any rights in respect of it nor use an Award or any Shares subject to an Award as collateral for a loan or in any other context. If they do, whether voluntarily or involuntarily, then the Award will immediately lapse. This rule 5.2 does not apply:

5.2.1	to the transmission of an Award on the death of a Participant to the person entitled by law to deal with the estate;
5.2.2	to an assignment by way of court order;
5.2.3	to the assignment of an Award where the Directors consider that the Participant is no longer in a position to manage their own affairs by reason of ill-health; or
5.2.4	in any other circumstances if the Directors so decide.
5.3	Adjustment of Awards
5.3.1	Subject to all applicable laws and listing rules, the Directors may make such adjustments as they consider appropriate, if any, to:
(i)	the description, number and/or class of Shares or securities subject to an Award; and/or
(ii)	any cash payment to be made under these rules,

in the event of any of the circumstances set out in rule 5.3.2.

5.3.2	The circumstances are:

(i)	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital, or a demerger (in whatever form);
(ii)	a Corporate Event; and/or
(iii)	a takeover, demerger or other reconstruction (excluding liquidation or receivership) of any other company with which the Company's performance is compared.
5.3.3

Subject to the Forfeitable Share Agreement, a Participant will have the same rights as any other shareholders in respect of Forfeitable Shares where rule 5.3.2 applies. Any Shares, securities or rights allotted to a Participant as a result of such an event will be:

(i)	treated as if they were awarded to the Participant under the Plan in the same way and at the same time as the Forfeitable Shares in respect of which the rights were conferred; and
(ii)	subject to the rules of the Plan and the terms of the Forfeitable Share Agreement.
6	Vesting
6.1	Timing and extent of Vesting

Subject to the rest of these rules, an Award will Vest on the later of the following:

6.1.1	the Vesting Date; and
6.1.2	the date on which the Directors determine the extent to which any Performance Condition or any other condition is satisfied.

The Award will only Vest to the extent that any Performance Condition or other condition is satisfied.

However, if Vesting or the issue or transfer of Shares in satisfaction of an Award is prevented by any Dealing Restriction, the period for Vesting, issue or transfer will be delayed for that Award until the Dealing Restriction no longer prevents it.

6.2	Consequences of Vesting
6.2.1

If an Award takes the form of a Conditional Award, within 30 days of Vesting (or as soon as reasonably practicable after that), the Grantor will arrange (subject to the rest of this rule 6 and rules 7, 9, 10, 15 and 17.6) for the issue or transfer to, or to the order of, the Participant of the number of Shares in respect of which the Award has Vested.

6.2.2

A Participant can only exercise an Option to the extent it has Vested. To exercise it, the Participant must give notice in such form as the Grantor may prescribe and, in the case of an Option, comply with such arrangements as the Grantor determines for the payment of the Option Price (if any) including, without limitation, the sale of sufficient Shares to procure the payment of the Option Price. Subject to the rest of this rule 6 and rules 7, 9, 10, 15 and 0, the Grantor will arrange for the number of Shares in respect of which an Option has been exercised to be issued or transferred to the Participant within 30 days of the date on which the Option is exercised or as soon as reasonably practicable after that. An Option will lapse at the end of business on the Final Lapse Date if it does not lapse earlier under these rules.
6.2.3	To the extent an Award of Forfeitable Shares Vests, the restrictions contained in the Forfeitable Share Agreement will cease to apply.
6.3	Dividend Equivalent

Except in the case of a Participant who is granted an Option with an Option Price set at market value at grant, a Participant will be entitled on the issue or transfer of Vested Shares on or following the Vesting of a Conditional Award or the exercise of an Option to a number of additional Shares (“Additional Shares”) calculated on the basis set out below, unless the Directors decide to use a different basis:

X = D / P, rounded down to the nearest whole number, where:

X is the number of Additional Shares;

D is the aggregate cash amount of all Dividends which would have been paid to the relevant Participant in respect of the number of Vested Shares if that number of Shares had been registered in the name of the Participant on the Award Date, excluding any imputed or associated tax credits or rebates, such as Australian franking credits;

P is the average of the closing price of Shares on the Australian Securities Exchange over the five Business Days ending on the Business Day before the Vesting of the Award, or such other date as the Directors decide.

If the Directors so decide and regulatory requirements permit, the amount payable under this rule may be satisfied in cash. In this instance, the amount payable is equal to D.

For the avoidance of doubt, where there has been an adjustment in the number of Shares subject to an Award pursuant to rule 5.3, then for the purposes of calculating D in the formula above, the value of any Dividends which had a record date falling (i) before the date of the adjustment will be calculated by reference to the number of shares under the Award on the Award Date before the adjustment and (ii) after the date of adjustment will be based on the revised number of Shares under the Award which resulted from the adjustment.

6.4	Cash or share alternative

The Grantor can decide to satisfy any entitlement under an Award (other than Forfeitable Shares) to:

6.4.1	Shares by paying a cash amount; or
6.4.2	cash by issuing or transferring Shares.

In either case the entitlement will be satisfied based on the market value of the Shares on the date he becomes entitled as determined by the Directors (less any Option Price, in the case of an Option).

6.5	Automatic exercise of Options where Dealing Restrictions apply and Option would otherwise lapse
6.5.1	To the extent that:

(i)	a Vested Option has not been exercised by the close of the Business Day before the date on which it lapses; and
(ii)	it is in the money on that day,

the Company will, unless the Directors decides otherwise, treat it as having been exercised on that day.

6.5.2

If it does treat the Option as having been exercised, the Company will arrange for sufficient Shares resulting from the exercise to be sold on behalf of the Participant to raise an amount (after costs of sale) equal to the Option Price and any tax or social security required to be withheld under rule 15. The remaining Shares subject to the Option will be issued or transferred as set out in rule 6.2.2.

6.5.3

An Option is “in the money” on any day if the Directors estimate that, if all the Shares resulting from exercise were sold on that day, the sale proceeds (after making a reasonable allowance for any costs of sale and taxes) would be more than the Option Price.

6.5.4	The Participant may give notice, at any time before the day referred to in rule 6.5.1, requesting that this rule 6.5 should not apply to the Option.
6.5.5	No Member of the Group will be liable for any loss a Participant may suffer as a result of the application or failure to apply this rule 6.5.
7	Retention Period

This rule 7 applies if the Directors determine under rule 3.3.7 that a Retention Period applies in relation to an Award.

7.1	How the Retention Period will apply to an Award
7.1.1	On or before an Award Vests, the Directors will determine:
(i)	subject to rule 7.2, the number of Retention Shares which will be issued or transferred into the beneficial ownership of the Participant (“Owned Shares”) and held in accordance with this rule 7;
(ii)	if the Award is an Option, whether the Option must be exercised at Vesting to create Owned Shares or whether Shares subject to the Vested but unexercised Option may count as Retention Shares.
7.1.2

Where the Directors have determined that Owned Shares will be issued or transferred to the Participant, they will calculate the number of Shares which Vest in accordance with rule 6.1 together with the associated Additional Shares and will issue or transfer the beneficial ownership of the Retention Shares (if not already held in respect of an Award of Forfeitable Shares), for no consideration, to any person specified by the Directors to be held during the Retention Period under this rule 7.

7.1.3

Where the Award is an Option and the Directors have determined that it may continue during the Retention Period, the Option will become exercisable as described in rule 6.2 and any Retention Shares acquired on the exercise of the Option during the Retention Period (less any shares sold to pay tax pursuant to rule 14 (Tax)) will be held as Owned Shares.

7.2	Tax

Where tax is payable at the start of the Retention Period, then rule 15 (Tax) will apply and the Retention Period will apply in respect of the remainder of the Retention Shares. Shares may be issued or transferred and sold to the extent necessary to satisfy the liability under that rule.

7.3	Rights during the Retention Period
7.3.1	The following provisions will apply to Owned Shares during the Retention Period:
(i)	The Participant will be entitled to vote and to receive dividends and have all other rights of a shareholder in respect of the Owned Shares from the date the Participant becomes the beneficial owner.
(ii)

The Participant may not transfer, assign, charge or otherwise dispose of the Owned Shares or any interest in them nor use Retention Shares as collateral for a loan or in any other context (or instruct anyone to do so) except in the case of:

(a)	the sale of sufficient entitlements nil-paid in relation to Shares to take up the balance of the entitlements under a rights issue;
(b)	a forfeiture as described in rule 7.4; or
(c)	the sale to fund any tax in accordance with rule 7.2.
(iii)

Any securities which the Participant receives in respect of Owned Shares as a result of an event described in rule 5.3.2 during the Retention Period will, unless the Directors decides otherwise, be subject to the same restrictions as the corresponding Owned Shares. This will not apply to any Shares which a Participant acquires on a rights issue or similar transaction to the extent that their number exceeds the number they would have acquired on a sale of sufficient rights under the rights issued nil-paid to take up the balance of the rights.

7.4	Forfeiture of Owned Shares

To the extent that Owned Shares are forfeited under rule 10 (Clawback) the Participant is deemed to consent to the immediate transfer of the beneficial ownership of the Shares, for no consideration or nominal consideration, to any person (which may include the Company, where permitted) specified by the Directors.

7.5	End of the Retention Period
7.5.1	The Retention Period will end on the earliest of the following:
(i)	the date on which the Retention Period would normally end, as set by the Directors in relation to the Award under rule 3.3.7
(ii)	the date on which the Participant dies;
(iii)	the date on which Awards vest on a takeover or other transaction under rule 13; and
(iv)	such earlier date as the Directors may decide.

7.5.2	At the end of a Retention Period the restrictions relating to Owned Shares in rule 7.3 will cease to apply and the Shares will be transferred to the Participant or as the Participant may direct.
8	Leaving employment
8.1	General rule on leaving employment

Unless rule 8.2 applies, if a Participant leaves employment (defined below) before their Award Vests then their Award will not lapse but will Vest in accordance with the provisions of this rule 8.

8.2	Leaving in specific circumstances

If a Participant leaves employment by reason of:

8.2.1	resignation;
8.2.2	dismissal arising from misconduct (including if a Participant ceases employment following notice from their employer of proposed termination as a result of misconduct);
8.2.3	any other reason, if the Directors so decide in any particular case,

then their Award will lapse, unless the Directors in their absolute discretion decide otherwise, and in exercising this discretion the Directors can determine the extent to which an Award Vests and any terms on which the Award will Vest and any Option may be exercised.

8.3	Timing of Vesting

Where rule 8.1 applies:

8.3.1	a Performance-based Award will Vest on the date it would have Vested if the Participant had not left employment unless the Directors decide at any time that the Award will Vest earlier;
8.3.2	a Time-based Award will Vest on the date of leaving employment unless the Directors decide at any time that the Award will vest on a later date; and
8.3.3	any Time-based Award, including any Bonus Deferral Award, held by a member of the ExCo will Vest on the date it would have Vested if the Participant had not left employment unless rule 8.5 applies.
8.4	Extent of Vesting of Award

Where rule 8.1 applies:

8.4.1

the Award will Vest to the extent any Performance Condition is satisfied on the date of Vesting and if an Award Vests earlier than the Vesting Date the Directors will determine the extent to which any Performance Condition is satisfied in accordance with its terms or, if there are no such terms, in such manner as they consider reasonable;

8.4.2

unless the Directors decide otherwise, and except in the case of a Bonus Deferral Award or a Performance-based Award, the number of Shares in respect of which the Award would otherwise Vest will be reduced by the proportion which the number of complete days from the date the Participant left employment to the Vesting Date bears to the number of complete days in the period from the Award Date to the Vesting Date;
8.4.3

unless the Directors decide otherwise, in the case of a Performance-based Award where the Participant leaves employment before the third anniversary of the Award Date, the number of Shares in respect of which the Award would otherwise Vest will be reduced by the proportion which the number of complete days from the date the Participant left employment to the third anniversary of the Award Date bears to the number of complete days in the period from the Award Date to the third anniversary of the Award Date; and

8.4.4

for the avoidance of doubt, a time pro-rated reduction under this rule will not apply to a Bonus Deferral Award at all or, unless the Directors decide otherwise, to a Performance-based Award where the Participant leaves employment on or after the third anniversary of the Award Date.

8.5	Death

If a Participant dies before Vesting, their Award will Vest on the date of death and rule 8.4 will apply.

If a Participant left employment before death either where rule 8.1 applied or where their Award did not lapse under rule 8.2 then, unless the Directors decide otherwise, any pro-rating of their Award will be by reference to the date the Participant left employment.

8.6	Treatment of Options after leaving

If the holder of an Option dies or otherwise leaves employment:

8.6.1	before Vesting where rule 8.1 applies; or
8.6.2	after Vesting for any reason (except as described below)

their Option will be exercisable for 12 months from the later of:

8.6.3	the date on which the Option Vests; and
8.6.4	the date on which the Participant left,

after which the Option will lapse, but the Directors may reduce or extend that period (but not beyond the Final Lapse Date).

However, if a Participant leaves employment after Vesting because of misconduct or breach of the terms of their employment, their Award will lapse on the day they leave employment unless the Directors determines otherwise and, for the avoidance of doubt, rule 6.5 will not apply.

8.7	Detrimental activity

If a Participant leaves employment where rule 8.1 applies, unless the Directors decide otherwise, the Participant’s Award will lapse if he engages in Detrimental Activity and, if relevant, rule 6.5 will not apply.

8.8	General
8.8.1	A Participant will only be treated as “leaving employment” when they are no longer an employee or director of any Member of the Group.
8.8.2

Notwithstanding anything else in this rule 8, a transfer of employment to or immediate re-employment by Rio Tinto plc or any subsidiary of it which Rio Tinto plc has Control of will not, whether or not that entity is a Member of the Group, constitute leaving employment for the purposes of these rules and these rules will continue to apply to that Participant as if Rio Tinto plc and its subsidiaries were each a Member of the Group, unless the Directors decide otherwise.

9	Suspension
9.1.1

Notwithstanding anything else in these rules, the Directors may, at any time before an Award has Vested or upon any cessation of employment and in their absolute discretion, decide that where there is an internal or external investigation which relates to, or may relate to, the Participant the Vesting of the Award (and consideration of the Vesting of the Award) will be postponed until the Consideration Point. The following will apply where there is a postponement under this rule 9.1.1:

(i)	The Award will continue and will neither Vest nor lapse until the Consideration Point.
(ii)

At the Consideration Point, the Committee will consider the use of its discretions and powers under this rule 9.1.1. and rule 10.1.1.  For the avoidance of doubt, there may be an adjustment or further adjustment under this rule 9.1.1 at the Consideration Point.

(iii)

If a Participant leaves employment after the date on which the Award would have Vested, but for the operation of this rule 9.1.1 then, unless the Directors decide otherwise, rule 8.1 (Leaving employment) will not apply. At the Consideration Point, the Committee will consider both the use of its discretions and powers under rules 8.1, 8.2, 9.1.1 and 10.1.1.  The Award will Vest only to the relevant extent determined by the Committee.

(iv)

In making its determinations at the Consideration Point, the Committee can (without limitation) take into account the extent to which the Participant cooperates fully with all internal and external investigations, any matters, conduct or circumstances that arise from any such investigations and the conclusions and outcome of any investigation.

9.1.2	Rule 9.1.1 may be applied in different ways to different Participants in relation to the same or different events, or in different ways for the same Participant in relation to different Awards.
9.1.3	The Directors will notify the Participant of any application of this rule 9.
9.1.4	Without limiting rule 17.1, the Participant will not be entitled to any compensation in respect of any adjustment under this rule 9.
10	Malus
10.1.1	Where the Directors consider that an exceptional circumstance has occurred, the Directors may determine in their absolute discretion that the Vesting of a

Participant's Award to the extent determined in accordance with the other rules of the Plan is not justified and may reduce the level of Vesting or determine that the Award does not Vest or, in the case of a Vested but unexercised Option, reduce the number of Shares under that Option (including to zero). The circumstances in which the Directors may exercise their discretion under this rule 10.1.1 may include, inter alia:

(i)

any fraud or misconduct by the Participant or an exceptional event or events that has had or may have a material effect on the value or reputation of any Member of the Group (excluding an exceptional event or events which have a material adverse effect on global macroeconomic conditions);

(ii)

an error (including a misstatement or omission) is found in any published financial statements of the Rio Tinto Group or any business division of the Rio Tinto Group requiring a material downward restatement or which otherwise is material to the Rio Tinto Group or the business division, or where information has emerged since the Award Date which would have affected the size of the Award granted;

(iii)

the personal performance of the Participant, of their product group or of the Rio Tinto Group does not, in the reasonable opinion of the Directors, justify Vesting to the extent otherwise determined in accordance with the other rules of the Plan or where the Participant’s conduct or performance has been in breach of their employment contract, any laws, rules or codes of conduct applicable to them or the standards reasonably expected of them;

(iv)

the performance of the company, business or undertaking in which a Participant worked or works or for which they were or are directly or indirectly responsible is found to have been misstated or based upon any material misrepresentation and which resulted in the Award being granted over a greater number of Shares than would otherwise have been the case;

(v)

where any team, business area, Member of the Group or profit centre in which the Participant works or worked has been found guilty in connection with any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards reasonably expected of it; and/or

(vi)	the occurrence of a catastrophic safety or environmental event or events.
10.2	General
10.2.1	For the avoidance of doubt, rule 10.1.1 can apply even if the Participant was not responsible for the event in question or, where relevant, if it happened before the grant of the Award.
10.2.2	Rule 10.1.1 may be applied in different ways for different Participants in relation to the same or different events, or in different ways for the same Participant in relation to different Awards.
10.2.3	Rule 10.1.1 will not apply to an Award which has been exchanged in accordance with rule 13.4.
10.2.4	The Directors will notify the Participant of any application of this rule 10.

10.2.5

Without limiting rule 17.1, the Participant will not be entitled to any compensation in respect of any adjustment under this rule 10, and the operation of rule 10.1.1 will not limit any other remedy any Member of the Group may have in relation to the circumstances in which rule 10.1.1 is operated.

11	Clawback
11.1.1

During the Review Period for any Award where the Directors consider that an exceptional circumstance has occurred, the Directors may determine in their absolute discretion that any one or more of the following apply:

(i)	that:
(a)	any other Award held by the Participant be reduced (including to zero);
(b)

any Shares previously received by the Participant under this Plan including any Owned Shares, or such number as are specified by the Directors, be transferred for nil consideration to any person specified by the Directors; or

(c)

failing or instead of the transfer of such Shares under paragraph (b) above, an amount in cash equal to the value of the Shares at a date determined by the Directors or such lower amount as the Directors may specify, be paid to the Company or as it may direct by the Participant;

(ii)

the Participant must pay a cash amount equal to the dividends or other rights or benefits (in each case, calculated as set out in a notification to the Participant but excluding any imputed or associated tax credits or rebates, such as any Australian franking credits, in relation to those dividends, rights or benefits) paid on or attributed to a Share previously received by the Participant under this Plan including any Owned Shares since Vesting; and/or

(iii)

the Company, the Participant’s employing company or any other Member of the Group may withhold from or offset against any distribution, bonus, payment (including salary) or grant or vesting of any other award to which a Participant may be entitled in connection with their employment with any Member of the Group, such an amount as the Directors consider appropriate.

11.1.2	The circumstances referred to in rule 11.1.1 may include, inter alia:
(i)

any fraud or misconduct by the Participant or an exceptional event or events that has had or may have a material effect on the value or reputation of any Member of the Group (excluding an exceptional event or events which have a material adverse effect on global macroeconomic conditions);

(ii)

an error (including a misstatement or omission) is found in any published financial statements of the Rio Tinto Group or any business division of the Rio Tinto Group requiring a material downward restatement or which otherwise is material to the Rio Tinto Group or the business division, or where information has emerged since the Award Date which would have affected the size of the Award granted or the extent to which it Vested;
(iii)

the personal performance of the Participant, of their product group or of the Rio Tinto Group did not, in the reasonable opinion of the Directors, justify Vesting to the extent otherwise determined in accordance with the other rules of the Plan or where the Participant’s conduct or performance has been in breach of their employment contract, any laws, rules or codes of conduct applicable to them or the standards reasonably expected of them;

(iv)

the performance of the company, business or undertaking in which a Participant worked or works or for which they were or are directly or indirectly responsible is found to have been misstated or based upon any material misrepresentation and which resulted in the Award being granted and/or Vesting over a greater number of Shares than would otherwise have been the case;

(v)

where any team, business area, Member of the Group or profit centre in which the Participant works or worked has been found guilty in connection with any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards reasonably expected of it; and/or

(vi)	the occurrence of a catastrophic safety or environmental event or events.
11.1.3

In making any determinations under rule 11.1.1 as to the number of Shares to be transferred or the amount of the cash to be paid by the Participant, the Directors may decide that the number of Shares or the amount of cash (as the case may be) be determined on either a gross basis or net of tax basis. If the Directors determine that the number of Shares or the amount of cash (as the case may be) is to be determined on a net of tax basis, the Directors may do so on the basis that the net of tax basis is to be applied only if the Participant enters into such deed of indemnity as the Directors may prescribe, in case any tax is refunded or is refundable to the Participant.  The deed of indemnity may (without limitation) contain provisions for the recovery of tax and/ or employee social security contributions from the Participant and the process of liaison with any tax authority.

11.1.4

Where the Directors make a determination under rule 11.1.1, the Directors must notify the Participant and the Participant must, within 20 Business Days (or such other period as the Directors determine) of the date of that notice, comply with the requirements of the notice.

11.1.5

In making any determinations under rule 11.1.1, the Directors can take into account any information known to it at the time of the determination, regardless as to whether the information relates to events or circumstances that occurred before an Award was made, during the life of an Award, during the period before the Consideration Point, the Review Period or any other time.

11.2	General
11.2.1	For the avoidance of doubt, rule 11 can apply even if the Participant was not responsible for the event in question or if it happened before or after the Vesting or grant of the Award.

11.2.2	Rule 11.1.1 may be applied in different ways for different Participants in relation to the same or different events, or in different ways for the same Participant in relation to different Awards.
11.2.3	Rule 11.1.1 will not apply to an Award which has been exchanged in accordance with rule 13.4.
11.2.4	Clawback will not apply after a takeover (as defined in rule 13.1) or where an Award vests under rule 13.3.
11.2.5

If the Vesting of an Award has been postponed by the operation of rule 9 then rule 11 will only apply in respect of that Award if the Award Vests within the Review Period which would have applied if the Vesting of the Award had not been postponed under rule 9 and the Review Period will not be extended because the Vesting of the Award was postponed.

11.2.6	The Directors will notify the Participant of any application of this rule 11.
11.2.7

Without limiting rule 17.1, the Participant will not be entitled to any compensation in respect of any application of this rule 11, and the operation of rule 11.1.1 will not limit any other remedy any Member of the Group may have in relation to the circumstances in which  11.1.1 is operated.

12	Vesting in connection with relocation

If a Participant who is not a director of the Company relocates to another jurisdiction before an Award Vests and, as a result:

(a)	the Participant or any Member of the Group is or may be subject to less favourable tax or social security treatment; or
(b)	the Vesting, exercise or satisfaction of the Award is or may be subject to any regulatory restriction, approval or consent,

the Directors may decide that the Award will Vest on such earlier date or dates and subject to such additional conditions as they may determine, including the retention of any Shares acquired on Vesting. In the case of an Option, the Directors may change the period during which it can be exercised or impose additional conditions upon the exercise.

13	Takeovers and other corporate events
13.1	Takeover
13.1.1	If there is a takeover (defined below), each Award will Vest, subject to rule 9 (Suspension) and rule 10 (Malus), on the date of the takeover.
13.1.2	Where rule 13.1.1 applies:
(a)

the Directors will determine the extent to which any Performance Condition has been satisfied to the date of the takeover (in accordance with its terms or, if they do not provide for it, in such manner as it considers reasonable) and the proportion of the Award which will Vest as a result;

(b)

unless the Directors decide otherwise, and except in the case of a Bonus Deferral Award or a Performance-based Award, the number of Shares in respect of which the Award would otherwise Vest will be reduced by the proportion which the number of complete days from the date of the takeover to the Vesting Date bears to the number of complete days in the period from the Award Date to the Vesting Date;
(c)

unless the Directors decide otherwise, in the case of a Performance-based Award where the takeover occurs before the third anniversary of the Award Date, the number of Shares in respect of which the Award would otherwise Vest will be reduced by the proportion which the number of complete days from the date of the takeover to the third anniversary of the Award Date bears to the number of complete days in the period from the Award Date to the third anniversary of the Award Date; and

(d)

for the avoidance of doubt, a time pro-rated reduction under this rule will not apply to a Bonus Deferral Award at all or, unless the Directors decide otherwise, to a Performance-based Award where the takeover occurs on or after the third anniversary of the Award Date.

13.1.3	To the extent that an Award has not Vested, it will lapse as to the balance, unless exchanged under rule 13.4 (Exchange of Awards).
13.1.4	An Option will be exercisable for a period of one month from the date of the takeover, after which it will lapse (whether or not it Vested under this rule).
13.1.5	An Award will not Vest under rule 13.1.1 but will be exchanged under rule 13.4 (Exchange of Awards) if:
(i)	an offer to exchange Awards is made and accepted by a Participant; or
(ii)	the Directors, with the consent of the Acquiring Company, decides before the person obtains Control that the Awards will be automatically exchanged.

There is a “takeover” when:

(i)	a person (or a group of persons acting in concert) obtains Control of the Company whether or not as a result of making an offer to acquire Shares; or
(ii)	under Section 411 of the Corporations Act, a court sanctions a compromise or arrangement in connection with the acquisition of Shares,

but not where the Directors determines rule 13.2 (Reconstruction) applies.

13.2	Reconstruction

If there is any internal reconstruction, reorganisation, merger or acquisition of the Company which:

13.2.1	is not intended to result in; or
13.2.2	does not involve

a significant change in the identity of the ultimate shareholders of the Company then the Directors may determine this rule 13.2 applies to any Awards which have not Vested by the day the reconstruction takes effect. The Directors will arrange for an Award to be replaced by an equivalent award of shares in the new parent company or companies as determined by the Directors. The Directors may amend any Performance Condition as it considers appropriate.

13.3	Demerger or Other Corporate Event
13.3.1

If the Directors becomes aware that the Company is or is expected to be affected by any demerger, distribution (other than an ordinary dividend), reconstruction or other transaction not falling within rule 13.1 (Takeover) which, in the opinion of the Directors, would affect the current or future value of any Award, the Directors may allow an Award to Vest (subject to rule 9 (Suspension) and rule 10 (Malus)) subject to any such conditions as the Directors may decide to impose.

13.3.2	Where rule 13.3.1 applies:
(a)

the Directors will determine the extent to which any Performance Condition has been satisfied to the date of the Vesting determined under rule 13.3.1 in accordance with its terms or, if they do not provide for it, in such manner as it considers reasonable, and the proportion of the Award which will Vest as a result;

(b)

unless the Directors decide otherwise, and except in the case of a Bonus Deferral Award or a Performance-based Award, the number of Shares in respect of which the Award would otherwise Vest under rule 13.3.1 will be reduced by the proportion which the number of complete days from the date of Vesting under rule 13.3.1 to the Vesting Date bears to the number of complete days in the period from the Award Date to the Vesting Date;

(c)

unless the Directors decide otherwise, in the case of a Performance-based Award where the Vesting under rule 13.3.1 occurs before the third anniversary of the Award Date, the number of Shares in respect of which the Award would otherwise Vest under rule 13.3.1 will be reduced by the proportion which the number of complete days from the date of Vesting under rule 13.3.1 to the third anniversary of the Award Date bears to the number of complete days in the period from the Award Date to the third anniversary of the Award Date; and

(d)

for the avoidance of doubt, a time pro-rated reduction under this rule will not apply to a Bonus Deferral Award at all or unless the Directors decide otherwise, to a Performance-based Award where the takeover occurs on or after the third anniversary of the Award Date.

13.3.3	To the extent that an Award has not Vested, it will lapse as to the balance.
13.3.4

The Directors will determine the period during which an Option may be exercised under this rule 13.3 (whether or not it Vested under rule 13.3.1) and whether or not it will lapse at the end of that period.

13.3.5	Participants will be notified if they are affected by the Directors exercising their discretion under this rule.
13.4	Exchange of Awards

If an Award is to be exchanged under this rule 13, the exchange will take place as soon as practicable after the relevant event.

The new award:

13.4.1	must confer a right to acquire shares in the Acquiring Company or another body corporate determined by the Acquiring Company;

13.4.2	must be equivalent to the existing Award, subject to rule 13.4.4;
13.4.3	will be treated as having been acquired at the same time as the existing Award and, subject to rule 13.4.4, will Vest in the same manner and at the same time;
13.4.4	must either:
(i)	be subject to a Performance Condition which is, so far as practicable, equivalent to any Performance Condition applying to the existing Award; or
(ii)

not be subject to any Performance Condition, but be in respect of the number of shares which is equivalent to the number of Shares comprised in the existing Award which would have Vested under rule 13.1 (Takeover); or

(iii)	be subject to such other terms as the Directors considers appropriate in all the circumstances; and
13.4.5

will be governed by the Plan as if references to Shares were references to the shares over which the new award is granted and references to the Company were references to the Acquiring Company or the body corporate determined under rule 13.4.1.

13.5	Directors

In this rule 13, “Directors” means those individuals who were members of a committee of the board of the Company referred to in the definition of Directors in rule 1.1immediately before the change of Control.

14	Changing the Plan
14.1	Directors’ powers

Subject to the Corporations Act and the rules of any relevant Australian Securities Exchange, the Directors may at any time change the Plan including the terms of any Award already granted in any way.

The Directors may, without obtaining the approval of the Company in general meeting, establish further plans (by way of schedules to the rules or otherwise) based on the rules, but modified to take account of local tax, exchange control or securities law in countries other than Australia. However, any Shares made available under such plans are treated as counting against any limits on individual and overall participation in the Plan.

14.2	Notice

The Directors are not required to give Participants notice of any changes.

15	Tax

The Participant will be responsible for all taxes, social security contributions or other levies arising in connection with an Award for which they will, or may be, liable. .

The Company, any employing company or trustee of any employee benefit trust, may withhold any amounts or make such arrangements as it considers necessary to meet any liability to pay or account for any such taxation or social security contributions, other levies or any deductions required under the Rio Tinto Group’s policies on hypothetical taxes. These arrangements may include the sale of or reduction in number of Shares to which a

Participant would otherwise be entitled or the deduction of the amount of the liability from any cash amount payable to the Participant under the Plan or otherwise.

The Participant will promptly do all things necessary to facilitate such arrangements and, notwithstanding anything to the contrary in the Plan, Vesting or the issue or transfer of Shares may be delayed until he does so.

16	Limits on newly issued and treasury shares
16.1	Plan limits - 10 per cent

Subject to rule 16.3, an Award must not be granted if the number of Shares committed to be issued under that Award exceeds 10 per cent of the ordinary share capital of the Company in issue immediately before that day, when added to the number of Shares which have been issued, or committed to be issued, to satisfy Awards under the Plan, or options or awards under any other employee share plan operated by the Company, granted or awarded in the previous 10 years.

16.2	Plan limits - 5 per cent

Subject to rule 16.3, an Award must not be granted if the number of Shares committed to be issued under that Award exceeds 5 per cent of the ordinary share capital of the Company in issue immediately before that day, when added to the number of Shares which have been issued, or committed to be issued, to satisfy Awards under the Plan, or options or awards under any other discretionary employee share plan adopted by the Company, granted or awarded in the previous 10 years.

16.3	ASIC prospectus relief limit

An Award must not be granted if the number of Shares committed to be issued under that Award would cause to be exceeded the maximum number permitted to be eligible for relief from Part 6D.2, Part 6D.3 or Part 7.9 of the Corporations Act under any Australian Securities and Investments Commission class order or other applicable instrument.

16.4	Scope of Plan limits

When calculating the limits in rules 16.1 and 16.2, Shares will be ignored:

16.4.1	where the right to acquire them has been released or has lapsed; and
16.4.2	which are committed to be issued under any Dividend Equivalent but will count towards such limits on their issuance.

As long as so required by institutional shareholders, Shares transferred from treasury are counted as part of the ordinary share capital of the Company, and as Shares issued by the Company.

17	General
17.1	Terms of employment
17.1.1	This rule 17.1 applies during an employee’s employment with a Member of the Group and after the termination of an employee’s employment, whether or not the termination is lawful.

17.1.2

Nothing in the rules or the operation of the Plan forms part of the contract of employment of an employee. The rights and obligations arising from the employment relationship between the employee and their employer are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment.

17.1.3

No employee has a right to participate in the Plan. Participation in the Plan or the grant of Awards on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Awards on the same basis, or at all, in any future year.

17.1.4	The terms of the Plan do not entitle the employee to the exercise of any discretion in their favour.
17.1.5

The employee will have no claim or right of action in respect of any decision, omission or discretion, which may operate to the disadvantage of the employee (including, without limitation, any adjustment under rule 9 or rule 10) even if it is unreasonable, irrational or might otherwise be regarded as being in breach of any implied duty of good faith or duty of trust and confidence (and/or any other implied duty) between the employee and their employer.

17.1.6	No employee has any right to compensation for any loss in relation to the Plan, including any loss in relation to:
(i)	any loss or reduction of rights or expectations under the Plan in any circumstances (including lawful or unlawful termination of employment);
(ii)	any exercise of a discretion or a decision taken in relation to an Award or to the Plan, or any failure to exercise a discretion or take a decision; or
(iii)	the operation, suspension, termination or amendment of the Plan.
17.2	Directors’ decisions final and binding

The decision of the Directors on the interpretation of the Plan or in any dispute relating to an Award or matter relating to the Plan will be final and conclusive.

17.3	Documents sent to shareholders

The Company is not required to send to Participants copies of any documents or notices normally sent to the holders of its Shares.

17.4	Costs

The Company will pay the costs of introducing and administering the Plan. The Company may ask a Participant’s employer or any other Member of the Group to bear the costs in respect of an Award (including, for example, any trading or other working costs) to that Participant.

17.5	Data protection
17.5.1

The basis for any processing of personal information about a Participant who is subject to the EU’s General Data Protection Regulation (2016/679) (or any successor laws) is set out in the Company’s Share Plan Privacy Notice and is not the consent given under rule 17.5.2.  The Share Plan Privacy Notice also contains details about how the Participant’s personal information is processed and the

Participant’s rights in relation to that information. The Participant has a right to review the Share Plan Privacy Notice.
17.5.2

By participating in the Plan, the Participant who is not subject to the EU’s General Data Protection Regulation (2016/679) (or any successor laws) agrees to abide by the Company’s data protection policy from time to time in force, consents to the holding, processing, use and disclosure of personal information relating to the Participant (including sensitive personal information) to any member of the Rio Tinto Group, trustee or third party service provider, for all purposes relating to the operation of the Plan and for compliance with applicable procedures, laws and regulations. These include, but are not limited to:

(i)	administering and maintaining Participant records;
(ii)

providing personal information to members of the Rio Tinto Group, trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan (including, without limitation, in relation to the circumstances concerning a Participant’s leaver status);

(iii)	providing personal information to future purchasers or merger partners of the Company, the Participant’s employing company, or the business in which the Participant works;
(iv)

transferring personal information about the Participant outside the Participant’s home country, including to a country or territory that may not provide the same statutory protection for the personal information as the Participant’s home country; and/or

(v)	as otherwise set out in the Plan documentation and/or as notified to the Participant from time to time.

The Participant is entitled, on payment of a fee, to a copy of the personal information held about them. If anything is inaccurate the Participant has the right to have it corrected.

17.6	Consents

All allotments, issues and transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in any relevant country. The Participant is responsible for complying with any requirements they need to fulfil in order to obtain or avoid the necessity for any such consent.

17.7	Share rights

Shares issued to satisfy Awards under the Plan will rank equally in all respects with the Shares in issue on the date of allotment. They will not rank for any rights attaching to Shares by reference to a record date preceding the date of allotment. Where Shares are transferred to a Participant, including a transfer out of treasury, the Participant will be entitled to all rights attaching to the Shares by reference to a record date on or after the transfer date. The Participant will not be entitled to rights before that date. Any Shares issued under the Plan are subject to the constitution of the Company from time to time in force.

17.8	Listing

If and for so long as Shares are listed on the Official List and traded on the Australian Securities Exchange, the Company will apply for listing of any Shares issued under the Plan as soon as practicable.

17.9	Notices
17.9.1

Any information or notice to a person who is or will be eligible to be a Participant under or in connection with the Plan may be posted, or sent by electronic means, in such manner to such address as the Company considers appropriate, including publication on any intranet.

17.9.2

Any information or notice to the Company or other duly appointed agent under or in connection with the Plan may be sent by post or transmitted to it at its registered office or such other place, and by such other means, as the Directors or duly appointed agent may decide and notify Participants.

17.9.3

Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by electronic means, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

17.10	Overriding restrictions

Notwithstanding any term or condition of this Plan:

17.10.1	Shares may not be assigned, acquired or dealt with under this Plan if:
(i)	to do so would contravene the Corporations Act, the listing rules of the Australian Securities Exchange or any other applicable laws, regulations or listing rules; or
(ii)	compliance with any applicable law, regulation or listing rule would in the opinion of the Directors be unduly onerous or impractical.
17.10.2

Nothing in this Plan will require the Company or any other member of the Rio Tinto Group to provide to any person any benefit that causes the Company or a member of the Rio Tinto Group either to breach its obligations or to be required to obtain shareholder approval under the Corporations Act or any other applicable laws, regulation or listing rules. Where such a benefit would be required to be provided to a person except for this clause, the benefit will be reduced to the extent necessary to allow it to be provided without the consequence of either breaching any applicable law, regulation or listing rule or requiring shareholder approval.

17.10.3	These rules, including the exercise of any discretions, is subject to all applicable laws, regulations and listing rules.
17.11	Governing law and jurisdiction

The Plan and all Awards and the construction are governed by the laws of Victoria, Australia, The Victorian Courts have non-exclusive jurisdiction in respect of disputes arising under or in connection with the Plan or any Award.

Schedule 1

Grant of Forfeitable Shares

Where an Award takes the form of Forfeitable Shares, the Participant must:

1

enter into an agreement with the Grantor that, to the extent that the Award lapses under the Plan, the Shares are forfeited and they will immediately transfer their interest in them, for no consideration or nominal consideration, to any person (which may include the Company, where permitted) specified by the Grantor; and

2	provide any other documentation which the Directors consider necessary or desirable to give effect to the terms of the Award, including a power of attorney or blank stock transfer form.

If the Participant does not do any of the actions above within a period specified by the Directors, the Award will lapse at the end of that period.

On or after the grant of Forfeitable Shares, the Grantor will procure that the relevant number of Shares are issued or transferred to the Participant or to another person to be held for the benefit of the Participant under the terms of the Plan. Where applicable, the share certificates or other documents of title relating to any Forfeitable Shares may be retained by the Grantor.

Schedule 2

Cash Awards

The Rules of the Rio Tinto Limited Equity Incentive Plan 2018 will apply to a right (a “Cash Award”) to receive a cash sum granted or to be granted under this Schedule as if it was a Conditional Award or an Option, except as set out in this Schedule. Where there is any conflict between the Rules and this Schedule, the terms of this Schedule will prevail.

1	The Directors may grant or procure the grant of a Cash Award and designate it as a Conditional Award or an Option.
2	Each Cash Award will relate to a given number of notional Shares.
3

On the Vesting or exercise of the Cash Award the holder of that Award will be entitled to a cash sum which will be equal to the “Cash Value” of the notional Vested Shares, where the Cash Value of a notional Share is the market value of a Share on the date of Vesting or exercise of the Cash Award as determined by the Directors.

4

The cash sum payable under paragraph 3 above will be paid by the employer of the Participant (or any other Member of the Group as the Directors decide) as soon as practicable after the Vesting or exercise of the Cash Award, net of any deductions (on account of tax, hypothetical tax or similar liabilities) as may be required by law or as required under the Rio Tinto Group’s policies on hypothetical taxes.

5	For the avoidance of doubt, a Cash Award will not confer any right on the holder of such an Award to receive Shares or any interest in Shares.